JOHN KEMPF

Founder at Advancing Eco Agriculture Middlefield, Ohio, United States

Summary

John Kempf is the Founder and Chief Vision Officer of Advancing Eco Agriculture. John leads marketing and R&D strategy, and is a leading content producer and crop health consultant. John has been with AEA since 2011.

Experience

Advancing Eco Agriculture

17 years 9 months

Founder

January 2006 - Present (17 years 9 months) Ohio, United States

- Team leader through early development and company startup. Developed and implemented strategic business plans and sales and marketing strategies.

Chief Scientific Officer

January 2006 - Present (17 years 9 months) Middlefield

- Developed analytical models to evaluate plant health and level of resistance to disease and insect pests.
- Developed original processing and manufacturing methods designed to maintain the integrity and value of organic compounds as plant nutritional supplements.
- Developed unique plant nutritional supplement compounds designed to be readily absorbed by plants and soil microbiology without being water soluble.

Chief Executive Officer

January 2006 - March 2016 (10 years 3 months)

Regenerative Agriculture Podcast

Host

March 2018 - Present (5 years 7 months)

- The Regenerative Agriculture Podcast is a top agriculture podcast, and the most listened to podcast on regenerative agriculture.

Kind Harvest
Founder
August 2020 - Present (3 years 2 months)
Internet, everywhere

- Developed an online platform to facilitate peer to peer learning and sharing of emerging agricultural technologies in an online environment, with an emphasis on innovations in regenerative agriculture.

Biome Capital Partners
Investment Committee
June 2021 - Present (2 years 4 months)

- Biome Capital Partners invests in farmland in partnership with local growers, and also in technology and infrastructure to create regional regenerative ecosystems.

Ozadia Plant Science
Founder
March 2019 - Present (4 years 7 months)

- Developed nutrition and microbiome management systems that enhance the concentrations of plant secondary metabolites and immune compounds in medicinal herbs.